

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 1, 2018

Judd T. Nystrom
Chief Financial Officer
At Home Group Inc.
1600 East Plano Parkway
Plano, Texas 75074

      Re: At Home Group Inc.
              Form 10-K for the Fiscal Year Ended January 28, 2017
              Filed April 5, 2017
              File No. 001-37849

Dear Mr. Nystrom:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ James Allegretto

                            James Allegretto
                            Senior Assistant Chief Accountant
                            Office of Consumer Products